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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                  SCHEDULE TO
                                (Rule 14d-100)

                 Tender Offer Statement Under Section 14(d)(1)
          or Section 13(e)(1) of the Securities Exchange Act of 1934

                                  -----------

                         ImClone Systems Incorporated
                      (Name of Subject Company (Issuer))

                         Bristol-Myers Squibb Company
                    Bristol-Myers Squibb Biologics Company
                     (Names of Filing Persons (Offerors))

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                    Common Stock, Par Value $.001 per Share
                        (Title of Class of Securities)

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                                   45245W109
                     (CUSIP Number of Class of Securities)

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                         Bristol-Myers Squibb Company
                                345 Park Avenue
                           New York, New York 10154
                           Telephone: (212) 546-4000
                          Attention: General Counsel

                 (Name, address and telephone number of person
              authorized to receive notices and communications on
                           behalf of filing persons)

                                  Copies to:
                              Susan Webster, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                         New York, New York 10019-7475
                           Telephone: (212) 474-1000

                                  -----------

                          CALCULATION OF FILING FEE:

      Transaction Valuation*                          Amount of Filing Fee


        Not applicable                                  Not applicable


* Set forth the amount on which the filing fee is calculated and state how it was determined.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

   Amount Previously Paid:.......... N/A    Filing Party:.................. N/A
   Form or Registration No.:........ N/A    Date Filed:.................... N/A


|X| Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.



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                                                                             2



         Check the appropriate boxes below to designate any transactions to which the statement relates:

|X| third-party tender offer subject to Rule 14d-1.
|_| issuer tender offer subject to Rule 13e-4.
|_| going-private transaction subject to Rule 13e-3.
|_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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THE DESCRIPTION CONTAINED HEREIN IS NEITHER AN OFFER TO PURCHASE NOR A
SOLICITATION OF AN OFFER TO SELL SHARES OF IMCLONE SYSTEMS INCORPORATED. AT THE TIME THE TENDER OFFER IS COMMENCED, BRISTOL-MYERS SQUIBB COMPANY AND BRISTOL-MYERS SQUIBB BIOLOGICS COMPANY WILL FILE A TENDER OFFER STATEMENT AND IMCLONE SYSTEMS INCORPORATED WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO ALL STOCKHOLDERS OF IMCLONE SYSTEMS INCORPORATED, AT NO EXPENSE TO THEM. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT WWW.SEC.GOV.

Contact:    Tracy Furey             Brian Henry             Timothy Cost
            Bristol-Myers Squibb    Bristol-Myers Squibb    Bristol-Myers Squibb
            Public Affairs          Public Affairs          Investor Relations
            (609) 252-3208          (609) 252-3337          (212) 546-4103



FOR IMMEDIATE RELEASE

         BRISTOL-MYERS SQUIBB AND IMCLONE SYSTEMS ENTER INTO LANDMARK
          COMMERCIALIZATION AGREEMENT FOR IMPORTANT INVESTIGATIONAL
                             CANCER DRUG IMC-C225

           BRISTOL-MYERS SQUIBB TO ACQUIRE AN APPROXIMATE 20 PERCENT
                       EQUITY STAKE IN IMCLONE SYSTEMS

(PRINCETON, N.J., September 19, 2001) -- Bristol-Myers Squibb Company (NYSE:
BMY) announced today that it has reached an agreement with ImClone Systems (NASDAQ: IMCL) to co-develop and co-promote IMC-C225 in the United States, Canada and Japan. IMC-C225 is an investigational drug designed to target and block the Epidermal Growth Factor Receptor (EGFR), which is overexpressed on the surface of certain cancer cells. The companies believe this investigational drug already has great potential in the treatment of several cancers, including colon, head and neck, pancreatic and non-small cell lung cancers. In February 2001, the U.S. Food and Drug Administration granted ImClone Systems a Fast Track designation for IMC-C225 in the treatment of refractory colon cancer.

The transaction between Bristol-Myers Squibb and ImClone Systems comprises a commercial agreement for the co-development and co-promotion of IMC-C225, as well as the acquisition of an equity stake in ImClone Systems. Under the terms of the commercial agreement, Bristol-Myers Squibb will pay ImClone Systems a total of $1 billion in three cash payments for the achievement of the following milestones: one upon the signing of the agreement, one upon the completion of the Biologics License Application (BLA) submission with the FDA, and one upon the marketing approval of IMC-C225 by the FDA. In addition, ImClone will receive a significant share of product revenues. The term of the commercial agreement runs through at least 2018.

"As the worldwide leader in cancer drug development, Bristol-Myers Squibb is constantly searching for breakthrough medicines to help patients in need and ImClone Systems' IMC-C225 represents one of the most important advances in cancer medicine since the introduction of TAXOL(R) (paclitaxel) in 1991," said Peter R. Dolan, chairman and chief executive officer, Bristol-Myers Squibb. "The partnership with ImClone Systems demonstrates our continued commitment to achieve our strategies for growth; focuses our efforts on medicines with blockbuster potential; broadens our growth opportunities through aggressive external development; and is a significant step towards becoming a leader in biologics."

In addition to the commercial agreement, Bristol-Myers Squibb will acquire approximately 14.4 million shares of ImClone Systems stock though a tender offer made to ImClone Systems shareholders at a price of $70 per share. Bristol-Myers Squibb estimates that the dilution from the transaction will be between $.05 and $.07 in 2002, and $.05 and $.07 in 2003. Thereafter, the strategic agreement that extends at least through 2018 will be accretive and incremental to the revenue and EPS growth of the Company. This purchase indicates Bristol-Myers Squibb's long-term interest in the ImClone's potential for growth in not only oncology drug development, but also in its biotherapeutic capability, which is highly complementary to Bristol-Myers Squibb's leadership in core therapeutic areas such as oncology. This collaboration is the latest in a series of strategic moves to further strengthen Bristol-Myers Squibb's medicines business, which has been the focus of the company's Strategy for Growth to double sales, earnings and earnings per share between year-end 2000 and 2005. The acquisition is subject to clearance under the Hart-Scott-Rodino Antitrust Improvements Act as well as other customary conditions.

"Our partnership with Bristol-Myers Squibb is a landmark agreement within the biopharmaceutical industry," stated Samuel D. Waksal, Ph.D., president and chief executive officer of ImClone Systems Incorporated. "This agreement pairs the pharmaceutical industry's premier oncology franchise with the leading biotechnology company in the field of oncology which has developed a rich, late-stage pipeline of biologic-based therapeutics. We believe that the strength and vision of this agreement will provide a powerful added value for our shareholders, as well as patients with cancer who may benefit from treatment with IMC-C225."

ImClone Systems is studying IMC-C225 in a series of Phase II and Phase III clinical trials. The company is conducting Phase II clinical studies of IMC-C225 in combination with standard therapies in patients with various stages of colorectal cancer, pancreatic cancer, head and neck cancer, and non-small cell lung cancer. In addition to the Phase II studies, the company is conducting a Phase III clinical trial combining IMC-C225 with chemotherapy and another study combining IMC-C225 with radiotherapy as first line treatments for head and neck cancer.

A leader in oncology for the past 40 years, Bristol-Myers Squibb continues to demonstrate its ongoing commitment to the field of fighting cancer. In addition to currently marketed medicines such as TAXOL, the Company has a deep and diverse portfolio of investigational compounds representing novel cytotoxic therapies and a wide array of new approaches to cancer therapy, including promising new drug candidates such as novel taxanes, epothilones, ras oncogene pathway, and matrix metalloproteinase inhibitors that block growth of tumor blood vessels.

Bristol-Myers Squibb is an $18 billion pharmaceutical and related health care products company whose mission is to extend and enhance human life.

Bristol-Myers Squibb will conduct an analyst conference call on Wednesday, September 19 at 1:00 P.M. (ET) to discuss the transaction. The call-in number is 913-981-5581. Investors may listen to the call by linking to the Webcast at www.bms.com/ir. A replay of the call will be available through the close of business, Wednesday, October 3, by calling 402-280-9013.


FOR BRISTOL-MYERS SQUIBB
Certain statements made in this press release, including the possible success of the company's business and its technology goals, are forward-looking and are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause the company's actual results or outcomes to be materially different from those anticipated and discussed in this press release. Factors that may cause such a difference include, but are not limited to, those risks and uncertainties associated with the regulatory approval of the company's proprietary drugs, and other risks included in the company's Annual Report on Form 10-K and in the company's other filings with the Securities and Exchange Commission during the past 12 month. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.


This release does not constitute an offer to purchase, a solicitation of an offer to purchase, or a solicitation of consents with respect to any securities. Any such offer or solicitation will be made only by means of the Offer to Purchase under the rules and regulations of the Securities and Exchange Commission.

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